

April 26, 2024

Marci Frankenthaler
Secretary
WisdomTree, Inc.
250 West 34th Street, 3rd Floor
New York, NY 10119

> **Re: WisdomTree, Inc.**
> **Preliminary Proxy Statement filed April 19, 2024**
> **File No. 001-10932**

Dear Marci Frankenthaler:

We have reviewed your filing and have the following comment. Please respond to the comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response, we may have additional comments.

Preliminary Proxy Statement filed April 19, 2024

General Information for Stockholders About the Annual Meeting, page 10

1. Clarify the voting standard applicable to the director election. On page 11, you state that "[i]n a contested election, the required vote would be a plurality of votes cast." However, in the same section beginning on page 10 and elsewhere in the proxy statement, you state that your by-laws provide for the election of directors "by the affirmative vote of the majority of votes cast 'for' a director nominee" which "must exceed the number of votes cast 'against' that nominee." Please revise generally and consistently throughout the proxy statement to state the voting standard that will apply to the director election proposal, given the existence of the "vote no" campaign being conducted by ETFS. See Item 21(a) of Schedule 14A.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Laura McKenzie at 202-551-4568 or Christina Chalk at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions